January 24, 2011

VIA EDGAR

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:           Comment Letter Dated
 January 6, 2011 Regarding
 Barnes Group Inc.
 Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File No. 1-4801

Dear Mr. Decker:

In connection with your review of the captioned filings of Barnes Group Inc. (the “Company”), we respectfully submit the following responses to the comments and questions in your letter of January 6, 2011.  We have used the same number system and captions as reflected in your letter, and have included our response following each comment and question.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Bristol, Connecticut corporate address.  Please also feel free to contact me at our headquarter office (860-583-7070).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

Response: The Company will include in future filings, including our interim filings, if applicable, additional disclosures and other revisions substantially as indicated in its prior response letter and below.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Business Acquisitions and Goodwill, page 28

2.
We note your response to prior comment 4.  Your response indicates that each program has a total program sales dollar which can be used over various terms.  The terms range up to 30 years.  It also appears that you are amortizing the assets related to revenue sharing programs as sales dollars are being earned as a percentage of total estimated sales dollars for each program.  Please confirm.

Response:  We confirm that each engine program has an estimated useful life, which ranges up to 30 years.  The amortization of the related long-lived intangible assets, which represent the participation fees paid by the Company, is recognized as a reduction of sales over the estimated useful life of the engine program to which they relate.  Furthermore, we confirm the Company records amortization as sales dollars are being earned based on a proportional sales dollars method.  Specifically, this method amortizes each intangible asset as a reduction to revenue based on the proportion of sales under a program in a given period to the estimated aggregate sales dollars over the life of that program.  This method reflects the pattern in which economic benefits are expected to be realized.

Consolidated Statements of Changes in Stockholders’ Equity, page 35

3.	We note your response to prior comment 5. Please address the following:
•	Please tell us which revisions to ASC 480-10-S99 in 2009 required you to classify all, or a portion, of the equity-classified component in mezzanine equity; and
•
During 2007, certain of your convertible notes were redeemable based upon the provisions of the notes.  During 2008, the convertible notes were no longer redeemable based upon these provisions.  Please tell us the specific convertible notes and provisions related to these notes that you are referring to.  Please also tell us how you determined that these notes were redeemable in 2007 and no longer redeemable in 2008.

Response: Paragraph 3e of Section 99-3A of ASC 480-10-S99 states, among other things, that the equity-classified component of a convertible debt instrument should be considered redeemable if at the balance sheet date the issuer can be required to settle the convertible debt instrument for cash or other assets (that is, the instrument is currently redeemable or convertible for cash or other assets).  Furthermore, paragraph 4 of this Section requires equity instruments with such redemption features that are not solely within the control of the issuer to be classified outside of permanent equity (temporary equity).

As described in Note 9, Debt and Commitments, within the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, the provisions of the Company’s 3.75% and 3.375% Convertible Notes provide that these notes may be converted by the noteholder into a combination of cash and common stock of the Company at stated conversion values upon the occurrence of specified conditions provided for in the respective indenture agreements.  Among these conditions is a provision stating that these notes may be converted during the following quarter if the average stock price of the highest 20 days of the last 30 days in the quarter is greater than 130% of the conversion price.

At December 31, 2007, the average stock price of the highest 20 days of the last 30 days of the quarter was greater than 130% of the conversion price of the 3.75% Convertible Notes.  Therefore, the Company classified a portion of the equity-based component related to the 3.75% Convertible Notes within temporary equity at December 31, 2007 measured as the excess of the amount of cash required to be paid to the noteholder upon conversion over the current carrying amount of the liability-classified component related to the 3.75% Convertible Notes in accordance with paragraph 12d of Section 99-3A of ASC 480-10-S99.  This condition was not met for the 3.375% Convertible Notes as of December 31, 2007.  Furthermore, at December 31, 2008 and 2009, these conditions were not met for either the 3.75% Convertible Notes or the 3.375% Convertible Notes.  In addition, none of the other conditions for conversion set forth in the respective indenture agreements were satisfied in 2008 and 2009.  As such, all equity-based amounts related to these notes were classified within permanent equity at December 31, 2008 and 2009.

Notes to the Financial Statements

Note 13. Pension and Other Postretirement Benefits, page 48

4.
We note your response to prior comment 7.  Please help us further understand how you determined that the benefit obligations of international plans were not significant compared to the total benefit obligation and that you did not use significantly different assumptions for your international plans by addressing the following:

•
Please tell us the percentage of the total benefit obligation which related to international plans at December 31, 2008 as well as an approximate percentage, if available, at September 30, 2010 or December 31, 2010;

•
Please tell us the long-term rate of return and increase in compensation assumptions used for international plans.  Please tell us how these assumptions compared to those used for U.S. plans.  Please provide this information for 2007, 2008, 2009 and 2010 to the extent available; and

•	Please tell us how the discount rate assumptions used for international plans compare to those used for U.S. plans in 2007, 2008, and 2010, to the extent available.
Refer to ASC 715-20-50-4.

Response: The percentage of the total benefit obligation which related to international plans at the respective fiscal year ends was as follows:

	2008	2009
% U.S. - Pension	85%	84%
% International - Pension	15%	16%

% U.S. - Other Postretirement Benefits	97%	96%
% International - Other Postretirement Benefits	3%	4%

The long-term rate of return, increase in compensation and discount rate assumptions for the Company’s U.S. and the majority of its international plans were as follows:

Rate of return	2007	2008	2009
U.S.	9.0%	9.0%	9.0%
International	5.5%-7.1%	5.7%-6.4%	5.8%-6.4%

Compensation rate
U.S.	3.25%-7.00%	3.25%-7.00%	3.25%-7.00%
International	3.0%-3.3%	2.75%-3.0%	2.75%-3.0%

Discount rate
U.S.	6.4%	6.5%	6.2%
International	5.5%-5.6%	5.7% - 7.0%	5.7%-6.4%

Benefit obligations are determined on an annual basis as of December 31.  Accordingly, the Company does not have such data for September 30, 2010.  The final benefit obligation and actuarial assumption information for December 31, 2010 is not yet available.  However, the preliminary information indicated that the percentage of the total benefit obligation which related to international plans at December 31, 2010 is not significantly different than the percentages shown above.

Based on the percentages set forth above, we concluded that the benefit obligations of the international pension and other postretirement benefit plans are not considered significant to the total benefit obligation as of December 31, 2009 and 2008.  Therefore, in accordance with ASC 715-20-50-4, the Company has not separately disclosed information related to the international plans in Note 13 of the Annual Report on Form 10-K for the year ended December 31, 2009.  To the extent the international plans become significant in the future and use substantially different actuarial assumptions, the Company will separately disclose such plans in accordance with ASC 715-20-50-4.

Note 15. Income Taxes, page 55

5.
We note your response to prior comment 8.  Please tell us the amount of undistributed earnings located in Singapore from previous years as well as the estimated amount related to the remaining of 2010.  Please help us better understand how you determined that these earnings should continue to be considered to be permanently reinvested.  ASC 740-30-25-17 states that the experience of entities and definite future programs of operations are examples of the types of evidence required to substantiate the representation of indefinite postponement of remittances from a subsidiary.  In this regard, please tell us whether earnings have been previously repatriated from your Singapore subsidiary as well as the nature of any specific plans for reinvestment of undistributed earnings related to this subsidiary.

Response: Our Singapore subsidiary from which earnings were repatriated in 2010 had undistributed earnings from previous years of approximately US$ 228,147,000.  The total estimated amount of remaining undistributed earnings related to 2010 from this subsidiary is approximately US$ 30,018,000.

This subsidiary’s earnings have been used to finance operations and investments outside the U.S. and had not been previously repatriated.  To date, this business has invested in working capital, aftermarket Revenue Sharing Programs (RSPs) and property, plant and equipment in Singapore totaling approximately US$ 369,449,000.  (For information related to RSPs, please note our response to prior comment 4).

This subsidiary has plans to make additional investments in property, plant and equipment in Singapore of approximately US$ 13,148,000.  In addition, it is part of the Company’s strategy for future growth to look at investments and acquisitions outside the United States.  It is the intention of management to use earnings generated by this subsidiary to help finance these additional investments and acquisitions.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

6.	Please address the above comments in your interim filings as well.

Response: The Company will address the above comments in its future interim filings (as applicable) substantially in the manner described in the responses above.

* * * * *

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ Christopher J. Stephens, Jr.
Christopher J. Stephens, Jr.
Chief Financial Officer

Cc:           Nudrat Salik, Staff Accountant (SEC)
Claudia S. Toussaint, Esq., Senior Vice President and General Counsel,
Barnes Group Inc.
David A. Cifrino, Esq., McDermott Will & Emery LLP